NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS APRIL 2009 DISTRIBUTION

AND UPDATES HEDGING

Calgary, AB – April 20, 2009 (TSX – PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) is pleased to confirm that its distribution to be paid on May 15, 2009 in respect of income received by PET for the month of April 2009, for Unitholders of record on April 30, 2009, will be $0.05 per Trust Unit.  The ex-distribution date is April 28, 2009.  The April distribution brings cumulative distributions paid since the inception of the Trust to $13.364 per Trust Unit.

The Trust also confirms that there will continue to be no Trust Units available under its Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP”) for the April 2009 distribution and until further notice.  Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will receive cash distributions on the payment date.  Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP.  PET's distribution policy remains unchanged.

Natural gas prices continue to be highly volatile.  PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to mitigate risk.  Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO and NYMEX trading hubs as at April 17, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Financial	107,500		7.13		May – October 2009
Period Total	107,500	52	7.13	3.60	May – October 2009
Financial	105,000		8.01		November 2009 – March 2010
Period Total	105,000	51	8.01	5.49	November 2009 – March 2010
Financial	102,500		7.31		April – October 2010
Period Total	102,500	50	7.31	5.70	April – October 2010
Physical	10,000		7.75		November 2010 – March 2011
Financial	100,000		7.83		November 2010 – March 2011
Period Total	110,000	54	7.82	6.79	November 2010 – March 2011

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Budgeted Production(3)	Strike Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Sold Call	5,000	3%	8.50	6.60	November 2009 – March 2010
Sold Call	5,000	3%	7.75	6.59	April – October 2010
Sold Call	12,500	6%	9.00	7.71	November 2010 – March 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.

(2)

Average AECO forward price for May through December 2009 as at April 17 is $4.07 per GJ.

(3)

Calculated using 194 MMcf/d and includes actual and gas over bitumen deemed projected production volumes.

At current AECO forward prices of $4.07 per GJ for the remainder of 2009, the Trust’s current monthly distribution level and capital expenditure program can be funded completely through funds flow. Incorporating PET's current hedging portfolio and forward natural gas prices into the Trust's production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 39 percent for 2009.  PET reviews distributions on a monthly basis.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by commodity price markets, operations and future business development opportunities.

Forward-Looking Information

Certain information regarding PET in this news release, including management's assessment of operations, cash flows, capital spending plans and payout ratios, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor